Exhibit 99.2

VALCENT PRODUCTS INC.

THE ATTACHED CONSOLIDATED FINANCIAL STATEMENTS DATED MARCH 31, 2008 FORM AN INTEGRAL PART OF THIS MANAGEMENT DISCUSSION AND ANALYSIS AND ARE HEREBY INCLUDED BY REFERENCE

Management Discussion and Analysis as of August 6, 2008

By certificate of amendment dated April 15, 2005, we changed our name from Nettron.com, Inc. to Valcent Products Inc. to reflect a newly adopted business plan. On May 3, 2005 we delisted from the TSX Venture Exchange, maintaining only our OTC Bulletin Board listing and changing our symbol to “VCTPF”. Effective May 3, 2005, and in order to render our capital structure more amenable to contemplated financing, we effected a consolidation of our common shares on a one-for-three-basis. Unless otherwise noted, all references to the number of common shares are stated on a post-consolidation basis. Our common share authorized share capital remains unlimited. All amounts are stated in Canadian dollars unless otherwise noted.

Fundamental Transaction

On August 5, 2005, we completed a licensing agreement with Pagic LLP, formerly MK Enterprises LLC, (“Pagic”) for the exclusive worldwide marketing rights to certain potential products and a right of first offer on future potential products.

On October 19, 2005, we incorporated Valcent USA, Inc., as a wholly-owned subsidiary under the laws of the State of Nevada. In turn, Valcent USA, Inc. incorporated Valcent Management, LLC, a wholly-owned limited liability company under the laws of the State of Nevada, to serve as the general partner in Valcent Manufacturing Ltd., a limited partnership also formed by Valcent USA, Inc., under the laws of the State of Texas, wherein Valcent USA, Inc. serves as limited partner, in order to conduct operations in Texas.

During the year ended March 31, 2007, the Company incorporated Valcent Products EU Limited in England to conduct operations and development initiatives in Europe.

We are, at present, a development stage company focused primarily on:

(i)	the development of a commercial bio-diesel feed stock technology via a formalized corporate joint venture with Global Green Solutions, Inc. (“Global Green”),

(ii)	the development of our “High Density Vertical Growth System” designed to produce vegetables and other plant crops,

(iii)	the development and marketing of the Tomorrow GardenTM consumer retail product in our UK based subsidiary, and

(iv)	the development of and direct sales initiatives relating to our Nova Skin Care System.

(v)	ongoing research and development with tissue culture technologies, plant growth stimulation technologies, and other product and technology development initiatives.

From inception, we have generated minimal revenues and experienced negative cash flows from operating activities and our history of losses has resulted in our continued dependence on external financing. Any inability to achieve or sustain profitability or otherwise secure additional external financing, will negatively impact our financial condition and raises substantial doubts as to our ability to continue as a going concern.

Organizational Structure

The following organizational chart sets forth our current corporate structure and reflects subsidiary interests relating to our various entities.

Corporate History

We were incorporated in accordance with the provisions of the Business Corporations Act (Alberta) on January 19, 1996, as 681673 Alberta Ltd., later changed to Ironclad Systems Inc. Beginning in 1996, following the completion of a public offering, our common shares began trading as a junior capital pool company on the Alberta Stock Exchange (later becoming part of the Canadian Venture Exchange, which was thereafter acquired and renamed the TSX Venture Exchange).

On May 8, 1999, while still operating our bicycle rental and eco-tour businesses through Bikestar Rentals Inc., we incorporated Nettron Media Group Inc., a wholly-owned subsidiary under the laws of the State of Texas, as a marketing enterprise focusing on products and services that could be effectively marketed through internet as well as more traditional business channels. Nettron Media Group Inc.’s primary focus was Cupid’s Web, an interactive online dating and marketing service. We also changed our name from Bikestar Rentals Inc. to AdventurX.com, Inc., and later to Nettron.com, Inc.

Corporate History - continued

In 2000, and in connection with Cupid’s Web, we signed an agreement in principle to acquire all of the outstanding capital stock of a group of companies operating a worldwide dating service franchise, as well as a collection of dating magazines and websites.

On January 1, 2001, in order to fully focus on our interactive dating and marketing services, we disposed of all of the outstanding capital stock of Arizona Outback Adventures LLC and Bikestar Rentals Inc.

On February 18, 2002, due to general weakness in the equity markets, we terminated the agreement in principle to acquire the dating service franchise and related businesses originally entered into in 2000. On March 24, 2004, we disposed of our interest in Nettron Media Group Inc. and began exploring business opportunities that might allow us to restart commercial operations.

By certificate of amendment dated April 15, 2005, we changed our name from Nettron.com, Inc. to Valcent Products Inc. to reflect a newly adopted business plan. On May 3, 2005 we delisted from the TSX Venture Exchange, maintaining only our OTC Bulletin Board listing and changing our symbol to “VCTPF”. Effective May 3, 2005, and in order to render our capital structure more amenable to contemplated financing, we effected a consolidation of our common shares on a one-for-three-basis. Unless otherwise noted, all references to the number of common shares are stated on a post-consolidation basis.

On August 5, 2005, we completed a licensing agreement with Pagic LLP for the exclusive worldwide marketing rights to certain potential products and a right of first offer on future potential products.

In order to facilitate the business plan, the company formed a wholly-owned Nevada corporation, Valcent USA, Inc. to conduct operations in the United States in November 2006.  In turn, Valcent USA, Inc. incorporated Valcent Management, LLC, and a wholly-owned limited liability corporation under the laws of Nevada, to serve as the general partner in Valcent Manufacturing Ltd., a limited partnership also formed by Valcent USA, Inc., under the laws of Texas, wherein Valcent USA, Inc. serves as its limited partner.  Valcent Products EU Limited was incorporated by Valcent Products Inc. in the domicile of England to conduct future anticipated operations in Europe.  Valcent Vertigro Algae Technologies, LLC, a Delaware limited liability corporation was formed as a 50% owned subsidiary to each of Valcent, USA Inc. and Global Green Solutions Inc. to develop algae related technologies.

Current License Agreements

On July 29, 2005, we entered into five related definitive agreements (the “Pagic Agreements”) with Pagic LP (formerly MK Enterprises LLC), an entity controlled by Malcolm Glen Kertz, our current Chief Executive Officer, acting President, Chairman and a member of our board of directors, including:

(i)
a master license agreement for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to three unrelated and proprietary potential consumer retail products that had previously been developed (the “Pagic Master License”), certain of which are patent pending by Pagic, including the Nova Skin Care System, the Dust WolfTM, and the Tomorrow GardenTM Kit (collectively, and together with any improvements thereon, the “Initial Products”);

(ii)
the Pagic Master License also includes a license for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Initial Products (the “Initial Ancillaries”);

(iii)
a product development agreement pursuant to which we were granted a right for an initial period of five years to acquire a license for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to any new products developed by Pagic (any such products, collectively, the “Additional Products”, and, the agreement itself, the “Pagic Product Development Agreement”);

(iv)
the Pagic Product Development Agreement also includes a license for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Additional Products (the “Additional Ancillaries”); and

(v)
a related services agreement pursuant to which Pagic shall provide consulting support in connection with the Initial Products, the Initial Ancillaries, the Additional Products and the Additional Ancillaries (the “Pagic Consulting Agreement”), in exchange for the following:

Current License Agreements - continued

1)	20,000,000 shares of our common stock which have been issued;

2)	a one-time US$125,000 license fee (paid);

3)	reimbursement for US$125,000 in development costs associated with each of the Initial Products since March 17, 2005 (paid);

4)	consulting fees of US$156,000 per year, payable monthly in advance, which the Company has paid to date; and

5)	the greater of the following, payable annually beginning in the second license year (beginning April 1, 2007):

(i)	US$400,000 inclusive of all consulting fees, royalty and other fees; or

(ii)	the aggregate of the following:

subject to a minimum amount of US$37,500 per Initial Product during the second year of the Pagic Master License, and $50,000 US$ each year thereafter, continuing royalties payable quarterly at a rate of:

➢	US$10.00 US per Nova Skin Care System unit sold;

➢	US$2.00 per Dust WolfTM unit sold;

➢	4.5% of annual net sales of the Tomorrow GardenTM Kit; and

➢	3% of annual net sales of Initial Ancillaries.

6)	a one-time $50,000 US license fee for each Additional Product licensed (except for one pre-identified product); and

7)
subject to a minimum amount of US$50,000 per year commencing with the second year of each corresponding license, continuing royalties of 4.5% of annual net sales and 3% on annual net sales of any Additional Ancillaries.

Global Green Joint Venture and License Arrangements

Beginning on October 2, 2006, we granted certain rights to Global Green relating to our joint venture of our high density vertical bio-reactor technology named “Vertigro”, an algae based bio-diesel feedstock initiative. Refer to “PLAN OF OPERATIONS, “High Density Vertical Bio-Reactor and Global Green Joint Venture”, and “Technology License Agreement” between Pagic LP, West Peak Ventures of Canada Ltd., and Valcent Products, Inc.

PLAN OF OPERATIONS

From inception we have generated minimal revenues from our business operations and have traditionally met our ongoing obligations by raising capital through external sources of financing.

At present, we do not believe that our current financial resources are sufficient to meet our working capital needs in the near term or over the next twelve months and, accordingly, we will need to secure additional external financing to continue our operations. We anticipate raising additional capital though further private equity or debt financings and shareholder loans. If we are unable to secure such additional external financing, we may not be able to meet our obligations as they come due or to fully implement our intended plan of operations, as set forth below, raising substantial doubts as to our ability to continue as a going concern.

Our plan of operations over the course of the next twelve months is to focus primarily on the continued development, marketing and distribution of our lines of potential consumer retail products, our high density vertical vegetable growing systems (“HDVG System”), and the development via joint venture of our high density vertical bioreactor technology named “Vertigro”, an algae based bio-diesel feedstock initiative. In connection therewith and for each of our potential product lines:

PLAN OF OPERATIONS - continued

•           Glen Kertz, our President and CEO is responsible for overseeing all company department development initiatives while heading Vertigro and HDVG System research, design, and development as well as new product research and development initiatives including tissue culture and plant growth stimulator technologies.  Mr. Glen Kertz also manages intellectual property, trademarks, and patents relating to out various technologies and products;

•           Forrest Ely, our Chief Operating Officer (effective January 1, 2007), Valcent Manufacturing Ltd., under the direction of M. Glen Kertz, our acting President and Chief Executive Officer, is responsible for overseeing all aspects of our commercial design, product development, and fulfillment activities relating to our HDVG System and Vertigro technologies. He will also aid in the design, engineering, and build out of our Company’s research facility located in El Paso;

•           Chris Bradford, our Managing Director, Valcent Products EU Limited, is responsible for UK business operations and the Company’s “Tomorrow GardenTM” retail plant sales initiative, as well as development of European based HDVG System market development and sales rollout; and

•           Jack Potts, our Vice President, Sales and Marketing - Consumer Products Division, Valcent Manufacturing Ltd., is responsible for formulating, managing and overseeing all aspects of our consumer products marketing strategies, including our retail sales, infomercial, internet, and other distribution strategies. He is also be responsible for working with our advertising agency contracts in facilitating our entry and sustainability in the direct-response, online and consumer retail marketing segments.

More specifically, our plan of operations with respect to each of our lines of potential consumer retail products and commercial bio-diesel feed stock initiative is provided as follows:

High Density Vertical Bio-Reactor and Global Green Joint Venture

We are in the development stages of creating technology for a High Density Vertical Bio-Reactor (“Vertigro Project”). The objective of this technology is to produce a renewable source of bio-diesel by utilizing the waste gas of carbon dioxide capable of growing micro-algae. Our High Density Vertical Bio-Reactor is configured in a manner intended to promote the rapid growth of various forms of micro-algae which is later processed to remove volatile oils suitable for the production of bio diesel or other fuels. The design of our technology allows the reactors to be stacked on a smaller foot print of land than traditional growing methods require. We believe a secondary potential markets for this technology include industrial, commercial and manufacturing businesses that produce carbon dioxide emissions. We hope to launch this technology in 2009, however, this date may be delayed for several reasons, including but not limited to the availability of financing and delays in the successful or economically viable development of the technology.

On October 2, 2006, the Company entered into a letter agreement replaced on July 9, 2007 by the Vertigro Algae Stakeholders Letter of Agreement, (together “LOA”) with Pagic, West Peak Ventures of Canada Limited (“West Peak”) and Global Green, whereby Global Green agreed to fund the next phase of the development of a high density vertical bio-reactor technology.  Pursuant to the LOA, the Company and Global Green established a commercial joint venture named “Vertigro” in which Global Green agreed to provide up to US$3,000,000 in initial funding to continue the research and development of the bio-reactor technology, construct a working prototype of the bio-reactor and develop the technology for commercial uses. The Company is obligated to provide product support, research and development, and the non-exclusive use of the Company’s properties and lands for which Global Green has agreed to reimburse the Company as part of its US$3,000,000 initial funding commitment. Until such time as the joint venture has fully repaid to Global Green the US$3,000,000, Global Green shall receive 70% of the net cash flow generated by anticipated future operations after which each of Global Green and the Company will hold a 50% interest in the Vertigro, subject to an aggregate 4.5% royalty to Pagic and West Peak.  Vertigro covers the bio-reactor technology and any subsequent related technologies for the commercial scale products of algae based biomass for all industrial commercial and retail applications including, but not limited to bio-fuel, food, health, pharmaceutical, and animal and agricultural feeds.

As at March 31, 2008, Global Green and the Company incurred a total of US$5,735,893 (2007 - US$2,023,379) in costs related to Vertigro.  Of the costs incurred to March 31, 2008, Global Green paid US$4,338,204 (2007 - US$1,653,981) of which US$7,806 (2007 - US$369,398) is included in accounts payable.

PLAN OF OPERATIONS - continued

Global Green and the Company have completed negotiations and documentation of a formal business arrangements to streamline and enhance Vertigro operating and commercial development systems via a Limited Liability Company Operating Agreement discussed more fully below, and has incorporated a business entity to advance further project development.  As a result, the Company incorporated Vertigro Algae Technologies, LLC under the Texas Business Organizations with Global Green Solutions, and other related parties to the Vertigro joint venture.  The members of the new Texas LLC are Global Green Solutions, Inc. and the Company, each holding 3 million units.  It is anticipated that the Vertigro Algae Technologies, LLC will continue to conduct research and development of the Vertigro growing systems, the development of a commercial scale build out of an operating unit in conjunction with increasing the yield per acre of the algae oil produced by the system.

In addition, the Company is developing extraction technologies from research and development being conducted in conjunction with certain US based university interests specializing in process extraction.

Limited Liability Company Operating Agreement for Vertigro Algae Technologies, LLC

On May 5, 2008, Valcent USA and Global Green signed a Limited Liability Company Operating Agreement (“New Operating Agreement”) replacing the LOA to form Vertigro Algae Technologies, LLC (“Vertigro Algae”), a Texas LLC, which is the formalized operating entity for the previous unincorporated operations of Vertigro.  The business activities of Vertigro Algae will be the same as when the operations were under Vertigro.  Under the New Operating Agreement, Global Green and Valcent will each hold a 50% stake in Vertigro Algae, and have committed to fund project development according to ownership allocation. Further, Valcent will acquire assets of Vertigro, including buildings, laboratory, and equipment.  To allow for prior capital contributions, Global Green has incurred in excess of the Company’s prior aggregate capital contribution, Global Green will receive 70% of the net cash flow generated by Vertigro Algae until it has received US$3,000,000 in excess of its 50% interest in such cash flow.  .

Technology License Agreement

On May 7, 2008, effective May 5, 2008, Vertigo Algae executed a Technology License Agreement together with Pagic LP, West Peak Ventures of Canada Ltd., and Valcent Products, Inc. The Technology License Agreement licenses certain Algae Biomass Technology and Intellectual Property to Vertigo Algae for purposes of commercialization and exploitation for all industrial, commercial, and retail applications world-wide (“Algae Biomass Technology”).  In return for the Algae Biomass Technology, both Valcent Products, Inc. and Global Green will each provide 300,000 restricted common shares to Pagic LP., and also pay a one time commercialization fee of US$50,000 upon the Algae Biomass Technology achieving commercial viability.  The Technology License Agreement is subject to royalty of 4.5% of gross customer sales receipts for use of the Algae Biomass Technology; aggregate annual royalty minimum amounts are US$50,000 in 2009, US$100,000 in 2010, and US$250,000 in 2011 and each year thereafter in which the Technology License Agreement is in place. The Company has not yet issued the 300,000 shares to Pagic LP at the date of filing this report.

All prior agreements between the Company and Pagic that relate to the Algae Biomass Technology will be replaced by the new Operating Agreement and the Technology License.

High Density Vertical Growth System

Valcent Products Inc. has also introduced the HDVG System intended to grow a wide variety of crop products.  The Company is experimenting with vegetable crops utilizing the growing system within its greenhouse production plant in El Paso, Texas. The HDVG System technology provides a solution to rapidly increasing food costs caused by transportation/fuel costs spiraling upwards with the cost of oil. Together with higher cost comes a reduction in availability and nutritional values in the food we consume.  Developed over several years by Valcent's research and development partner, Pagic Inc., the system is designed to grow vegetables and other foods much more efficiently and with greater food value than in agricultural field conditions. The HDVG System demonstrates the following characteristics:

•	Produces approximately 20 times the normal production volume for field crops

•	Requires 5% of the normal water requirements for field crops

•	Can be built on non arable lands and close to major city markets

•	Can work in a variety of environments: urban, suburban, countryside, desert etc.

•	Does not use herbicides or pesticides

•	Expected operating and capital cost savings over field agriculture

•	Will drastically reduce transportation costs to market resulting in further savings; higher quality and fresher foods on delivery, and less transportation pollution

•	Will be easily scalable from small to very large food production situations

PLAN OF OPERATIONS - continued

The HDVG System grows plants in closely spaced pockets on clear, vertical panels that are moving on an overhead conveyor system. The system is designed to provide maximum sunlight and precisely correct nutrients to each plant. Ultraviolet light and filter systems exclude the need for herbicides and pesticides. Sophisticated control systems gain optimum growth performance through the correct misting of nutrients, the accurate balancing of PH and the delivery of the correct amount of heat, light and water.

System Advantages

•	reduced global transport and associated carbon emissions

•	food and fuel safety, security and sovereignty

•	local food is better for public health

•	building local economies

•	control of externalities and true costs

In a rapidly urbanizing world where the majority of people now live in cities, localization requires that food and fuel be produced in an urban context. At present, there are no examples of a locally sustained urban community anywhere in the world. Urban sustainability is yet to be realized primarily because urban agriculture presents a number of technological challenges. The main challenge is a lack of growing space.

Vertical growing is a new idea currently emerging in the sustainability discourse which offers great promise for increasing urban production. Vertical growing systems have been proposed as possible solutions for increasing urban food supplies while decreasing the ecological impact of farming. The primary advantage of vertical growing is the high density production it allows using a much reduced physical footprint and fewer resources relative to conventional agriculture. Vertical growing systems can be applied in combination with existing hydroponics, and greenhouse technologies which already address many aspects of the sustainable urban production challenge (i.e., soil-free, organic production, closed loop systems that maximize water and nutrient efficiencies, etc.). Vertical growing, hydroponics and greenhouse production have yet to be combined into an integrated commercial production system, but, such a system would have major potential for the realization of environmentally sustainable urban food and fuel production.

The Company is currently developing an HDVG System and specification of the commercial scale plant capable of defining final operating and capital costs to maximize sales return on cost.

Nova Skin Care System

Our Nova Skin Care System is presently in the early production and initial test sales phase. We finalized an agreement with Solid Integrations, LLC, located in the city of Ciudad Juarez, Chihuahua, Mexico, for the manufacture and assembly of our Nova Skin Care System. All of the raw material components, tooling and fixtures, as well as the packaging and the associated creams and lotions that will be included with the Nova Skin Care System have been procured. We have retained Arizona Natural Resources, Inc., a private label and contract cosmetic manufacturing firm, located in Phoenix, Arizona, to formulate and manufacture the creams and lotions to our specifications which are included with our Nova Skin Care System; all of the finished creams and lotions and other raw materials have been shipped to Jamco, our contracted warehouse and distribution points in El Paso, Texas.  Solid Integrations, export their manufacturing and assembly agent, Mack Technologies Inc. in Chihuahua, Mexico, for final assembly and packaging. During the last quarter of year ended March 31, 2007 and the first quarter of the year ended March 31, 2008, we have exported such components to Solid Integrations, LLC and have subsequently assembled some 16,000+ units of the Nova Skin Care Systems packaged for resale and promotion purposes.  During the year ended March 31, 2008, approximately half of this inventory of finished goods were either sold during sales testing, or utilized in product introduction promotions.

PLAN OF OPERATIONS - continued

During the year ended March 31, 2007, we developed an infomercial to introduce and sell the Nova Skin Care System. At the current date, we have completed test marketing the infomercial revenue driver which aired in late December 2006 and has been subsequently modified for commercial with increasing media purchases to air throughout the 2007 calendar year. We engaged Hawthorne Direct, Inc., a full service direct response television advertising agency, for this purpose. We entered into a contract with InPulse Response Group of Scottsdale, Arizona to provide telemarketing services related to the Nova infomercial. We have also engaged Wells Fargo Bank, N.A. to provide merchant processing services for credit card transactions. We have also entered into an agreement with GSI Commerce, formerly Accretive Commerce of Huntersville, North Carolina to provide order entry, data processing, customer service, and product fulfillment services.

Increasing the breadth of Nova product lines are under assessment by management and the incorporation of possible second generation design changes to the current Nova Skin Care System to re-engineer ergonomics and increase performance while decreasing product costs.  In conjunction with redesign efforts and product line expansion analyses, marketing and distribution planning is under consideration and analysis by management based on test sales data derived to date to provide a comprehensive strategy for the further development of the Nova brand and product line.  Internet sales initiatives are being prioritized for current finished goods inventories.  Due to limited management and financial resources in combination with the Company’s focus and commitment to Vertigro and HDVG System initiatives, Nova Skin Care Systems development may decrease during the 2009 fiscal year.

During the year ended March 31, 2008, the Company received approximately $584,144 (2007 - $nil) in cash from $1,079,432 (2007 - $17,484) in net sales relating to the Nova Skin Care System.  As at March 31, 2008, the Company had Nova Skin Care System related accounts receivable of $374,502 (2007 - $16,412) which is net of an allowance for doubtful accounts of $93,653 (2007 - $3,798). Cash received from the sales of the Nova Skin Care System is credited to product development costs.

During the year ended March 31, 2008, raw materials inventories for the Nova Skin Care System was written down by $413,216 (2007 - $nil) due to directives of the Company to possibly redesign further Nova product models. This amount has been included in product development expense for the year.  As previously stated, with the Company’s focus and commitment to Vertigro and HDVG System initiatives, budget for Nova Skin Care System developments may be limited.

Tomorrow GardenTM
Our Tomorrow GardenTM Kit is an indoor herb garden kit, designed to offer, direct to the consumer, an easy to use kit featuring herbs and plants not otherwise readily available in the marketplace. Glen Kertz, our President, has conducted twelve (12) years of research in the development, processes and techniques underlying the technology in the Tomorrow GardenTM and based on his research believes that the Tomorrow GardenTM Kit offers an improved plant lifespan of three to six months, as opposed to the traditional shelf life of approximately seven to ten days for fresh herbs, and requires only ambient light, with no watering or other maintenance, to survive. Our Tomorrow GardenTM Plant Kit will be capable of supplying all of the standard herbs traditionally offered in grocery shops today, such as basil, mint, thyme, rosemary, parsley and cilantro, but may, in addition, supply more exotic herbs or pharmaceutical grade plants. Our Tomorrow GardenTM Kit is currently in the early conceptual, design, development, and test sales phase operating out of our offices located in Cornwall, England.

The Company has accrued US$150,000 as at March 31, 2008 in connection with three further licensing arrangements in the year ended March 31, 2008:  the Vertigro Technology License Agreement, the High Density Vertical Growth System for growing vegetables, and a plant growth stimulator technology.  Formal licensing documentation is in process for the High Density Vertical Growth System, and the plant growth stimulator technology.

Fluctuations in Results

During the period from March 24, 2004 through the year ended March 31, 2005, we had no meaningful operations and focused exclusively on identifying and adopting a suitable business plan and securing appropriate financing for its execution.  As a result of the Company completing a licensing agreement with Pagic for the exclusive worldwide marketing rights to certain potential products and a right of first offer on future potential products during the fiscal year ended March 31, 2006 operating results have fluctuated significantly and past performance should not be used as an indication of future performance.

PLAN OF OPERATIONS - continued

Valcent Products Inc. [formerly Nettron.Com, Inc.]
Selected Financial Data [Annual]
(Expressed in Canadian Dollars)
	12 months ended
	2008	2007	2006	2005
Net Operating Revenues	$0	0	0	0
Loss from operations	$11,626,610	7,545,331	3,734,600	45,694
Loss from prior operations	$0	0	0	45,694
Loss from development stage	$3,734,600	3,734,600	3,734,600	0
Net loss per Canadian GAAP	$12,310,746	7,512,634	3,734,600	45,694
Loss per share	$0.35	0.39	0.35	0.01

Share capital	$16,340,830	7,870,435	4,099,870	2,999,420
Common shares issued	44,276,321	30,666,068	15,787,835	6,435,374
Weighted average shares outstanding	35,545,740	19,261,192	10,548,042	6,435,374
Total Assets	$4,605,914	4,142,485	1,392,801	936
Net (liabilities)	$(7,674,849)	(4,166,861)	(1,833,900)	(237,950)

Cash Dividends Declared per Common Shares	$0	0	0	0

Exchange Rates (CDN $ to US $) period average	$1.03304	0.8661	0.8385	0.7824
Exchange Rates (CDN $ to British Pound £) period average	$2.07314	n/a	n/a	n/a

Selected Quarterly Financial Data

Valcent Products Inc. [formerly Nettron.com, Inc.] to be updated for March 31/08
Selected Financial Data [Quarterly - unaudited]
(Expressed in Canadian Dollars)
	Quarter Ended
	12/31/07	09/30/07	06/30/07	03/31/07	12/31/06	09/30/06	06/30/06	03/31/2006

Net Operating Revenues	$0	0	0	0	0	0	0	0
Loss from operations	$3,482,692	2,121,037	1,283,819	5,809,377	1,640,079	1,072,871	2,332,942	2,352,734
Net loss per Canadian GAAP	$3,495,735	1,921,261	930,968	5,893,679	1,640,079	1,072,871	2,332,942	2,366,470
Loss per share from	$.10	.06	0.03	0.30	0.08	0.06	0.13	0.23
Share capital	$13,322,958	9,333,316	9,263,342	7,836,903	6,248,788	5,310,532	5,020,096	4,099,870
Common shares issued	$40,228,835	33,067,870	32,928,193	30,666,068	20,490,118	18,412,586	17,982,586	15,787,835
Weighted average shares outstanding	33,437,726	33,037,977	32,134,177	20,845,592	20,154,165	18,183,564	16,830,767	10,289,200
Total Assets	$4,434,893	3,858,751	4,520,482	4,071,414	4,754,333	2,871,702	2,343,420	1,392,801
Net assets (liabilities)	$(2,329,107)	(3,259,327)	(2,019,941)	(2,654,114)	(785,974)	(664,990)	(1,387,527)	(449,114)

Cash Dividends Declared per Common Shares	$0	0	0	0	0	0	0	0

YEAR ENDED MARCH  31, 2008 COMPARED WITH YEAR ENDED MARCH 31, 2007

Operating Results

For the year ended March 31, 2008, the Company has focused on (i) the development of a commercial bio-diesel feed stock technology via a joint venture with Global Green (the “Vertigro Project”), (ii) the development of our High Density Vertical Growth System (“HDVG System”) designed to more efficiently produce vegetables and other plant crops, (iii) the development and test marketing of the Tomorrow GardenTM consumer retail product in our UK based subsidiary, (iv) the development of product inventories and direct test and sales initiatives and product introduction promotion relating to our Nova Skin Care System, (v) ongoing research and development with tissue culture technologies, plant growth stimulation technologies, and other product and technology development initiatives, and (vi) a series of private offering transactions with institutional and other investors, pursuant to which we raised US$5,218,173 through private placements of equity comprised of  common shares and warrants, US$367,671 from warrant and share option exercises, and US$1,291,000 from convertible debentures, promissory notes, and short term advances.

For the year ended March 31, 2007, we focused (i) the development of our commercial bio-diesel feed stock technology via a joint venture with Global Green, (ii) the development of product inventories and direct sales initiatives relating to our Nova Skin Care System, and (iii) the development and anticipated marketing of the Tomorrow GardenTM consumer retail product in our UK based subsidiary and, (iv) on a series of related private offering transactions with institutional and other investors, pursuant to which we raised $4,817,114 through the issuance of convertible debentures and $1,028,266 from the issuance of common shares.

We incurred losses of $12,310,746 for the year ended March 31, 2008, as compared to $7,860,447 for the year ended March 31, 2007 after inclusion of a prior period correction in the amount of $3,346,835 pertaining primarily to accounting methods used to value and amortize convertible debenture instruments.

The consolidated financial statements for the year ended March 31, 2007 have been restated to adjust prepaid expenses and insurance expense for amounts that relate to the 2008 fiscal year as well as to correct the bifurcation of convertible notes, the amortization thereof using the effective interest method and the transfer of the conversion component of convertible notes to share capital upon conversion of these notes into common shares of the Company. This error was noted in the current year and resulted in a restatement to reduce net loss by $3,346,835for the year ended March 31, 2007. The resulting restatement to amounts for the year-ended March 31, 2007 are as follows:

	As Previously Reported March 31, 2007	Adjustment	As Restated March 31, 2007

Convertible debentures	$5,301,129	$(2,558,667)	$2,742,462
Share capital	$7,836,903	$33,532	$7,870,435
Contributed surplus	$3,253,333	$80,102	$3,333,435
Conversion component of convertible notes	$4,167,190	$(830,731)	$3,336,459
Deficit, end of year	$14,674,170	$(3,346,835)	$11,327,335
Deficit, beginning of year	$3,734,599	$(267,711)	$3,466,888
Insurance expense	$149,855	$(71,071)	$78,784
Interest, accretion and financing on convertible notes	$5,606,886	$(3,158,765)	$2,448,121
Foreign exchange gain (loss)	$110,006	$(116,999)	$(6,993)
Basic loss per share	$0.57	$(0.16)	$0.41

Revenues

For the years ended March 31, 2008 and March 31, 2007, revenue in connection with Nova Skin Care Systems product sales testing was netted against product development costs.   The Company generated approximately US$598,775 (2007 $nil) in cash related to the Nova Skin Care system which has been netted against product development costs.

Interest income for the years ended March 31, 2008 and March 31, 2007 was $10,805and $25,704 respectively.

The foreign exchange gain for the years ended March 31, 2008 and March 31, 2007 was $611,133 and $6,993 respectively.

Operating Expenses

Product development expenses increased by $2,519,014 to $4,081,435 for the year ended March 31, 2008 as compared with the year ended March 31, 2007.  The increase is due to the larger scale and scope of a) Nova Skin Care Products marketing and product testing rollout with significant infomercial media advertising costs, b) increased Vertigro research and development costs, c) new development initiatives relating to tissue culture research, plant stimulator technologies, and HDVG System product development, and d) the advent of Valcent EU costs relating to the Tomorrow GardenTM and UK based HDVG System development initiatives, all pursuant to license arrangements acquired in the Pagic Agreements. Product development expenses were $1,562,421 during the year ended March 2007.

In conjunction with convertible debenture financings during the year ended 2008, the Company incurred $2,402,970 in interest, accretion and financing on convertible notes in the twelve month period ended March 31, 2008.  This represents an $45,151 decrease from the $2,448,121 that had been incurred during the year ended March 31, 2007 stemming primarily from amortization of convertible debenture funding activity during the 2007 and 2008 fiscal years.

YEAR ENDED MARCH  31, 2008 COMPARED WITH YEAR ENDED MARCH 31, 2007 - continued

Advertising and media development was $1,953,998 during the year ended March 31, 2008 (2007 $1,092,917) that reflects the more advanced stages of marketing systems development hat include infomercial media purchases in connection with test sales initiatives of our Nova Skin Care System that commenced in December, 2006.

As a result of the issuance of options to directors, officers, employees and consultants the Company incurred stock option compensation expenses of $990,305 during the year ended March 31, 2008 (2007 - $1,127,141).

Professional fees decreased by $281,271 to $431,271for the year ended March 31, 2008 from $712,458 for the year ended March 31, 2007. The decrease is primarily attributable to costs associated with decreased business activity relating to intellectual property legal services, and executive search services between the respective years.

Travel expenses increased by $134,967 to $291,465 (2007 - $156,498) for the year ended March 31, 2008 as a result of increased activity in all of the Company’s operations, increased number of active development projects, as well as new costs relating to an additional subsidiary interest located in the United Kingdom.

Rent expenses increased $12,225 to $77,918 for the year ended March 31, 2008 from $65,693 for the year ended March 31, 2007. The increase in rent costs incurred relates to our new offices and operations located in the United Kingdom.

Office and miscellaneous expenses decreased  $46,878 to $234,817 for the year ended March 31, 2008 from $281,696 for the year ended March 31, 2007. The decrease is due to cost streamlining and organizational emphasis on project development initiatives and research facility build out at our facility in El Paso, Texas.

Filing and transfer agent expenses increased  $5,617 to $44,500 for the year ended March 31, 2008, from $38,883 for the year ended March 31, 2007. The increase is primarily attributable to costs associated with the proportionate increase of financing and business activity over the 2007 fiscal year.

Investor relations fees increased $583,708 to $871,542 (2007 - $287,834) for the year ended March 31, 2008 as a result of the Company employing an increasing number of third party consultants in advisory, business consulting services, and  investor relations activities with the bulk of the increase represented by non-cash stock based compensation.

Interest and penalties inclusive of interest on long term debt expenses increased $112,446to $127,856 (2007 - $15,410) for the year ended March 31, 2008 as a result of an increasing number of interest bearing debt instruments and minimal repayment of outstanding debt issues.  The interest component included in the preceding figures relating to Long term debt increased to $15,480 (2007 - $8,500) due to a complete year of debt repayments during fiscal 2008 as compared with a partial year of debt repayments during fiscal 2007 in connection with lands acquired for research relating to the Company’s development of its algae based bio-diesel feedstock initiative.

Insurance expense decreased to $71,071 for the year ended March 31, 2008, from $78,784 for the year ended March 31, 2007. The decrease is primarily attributable to the rebate of 2007 insurance costs received in the year ended March 31, 2008 and associated decreased insurance coverage required which was prorated over both 2007 and 2008 fiscal years.

As a result of increasing operating capacity and existing and as new project build out at our El Paso, Texas operation, as well as the development of our new Cornwall, UK offices, the Company’s fixed assets and land were valued at a net book value of $1,135,108 (2007 - $348,487) during the year ended March 31, 2008, and incurred a depreciation and amortization charge of $47,463 (2007 - $25,288).

Due to fluctuations in the United States dollar in relation to the Canadian dollar, the Company incurred a foreign exchange gain of $611,133 (2007 - $6,993) during the year ended March 31, 2008.

Net Loss

Our reported loss increased by $4,417,602 to $12,310,746 ($0.35 basic loss per share) for the year ended March 31, 2008 as compared to $7,7,893,144 ($0.41 basic loss per share) for the same period ending March 31, 2007 after considering a prior period correction of $3,346,835 applied to the 2007 fiscal year. The increase during the 2008 fiscal year is largely a result of a) the prior period correction in the amount of $3,346,835 pertaining primarily to accounting methods used to value and amortize convertible debenture instruments, and to a lesser degree an adjustment to prepaid expenses and insurance expense for amounts that relate to the 2008 fiscal year-end, b) $365,021 in aggregate expenses associated with increasing scale and scope of product development and marketing initiatives relating to all our projects under development, increasing Company consulting arrangements relating to increasing scale and scope of business operations, as well as expenses our new UK operating offices, and c) the write down of our product license by $1,306,074, all of which was offset by $611,133 of gain relating to foreign exchange accounts and $10,805 of interest income.

Liquidity and Capital Resources

Because we are organized in Canada, our March 31, 2008 financial statements have been prepared by our management in accordance with Canadian GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

Our accumulated losses during the development stage increased by $12,310,746 to $23,638,081 for the year ended March 31, 2008 from approximately $11,327,335 for the year ended March 31, 2007.

Our working capital deficit increased to $4,153,903 from $1,600,602 for the year ended March 31, 2008 representing a $2,553,301 increase over the year ended March 31, 2007. As described in Note 1 to our March 31, 2008 financial statements, these conditions raise substantial doubt as to our ability to continue as a going concern.

We raised US$1,041,000 in net cash proceeds from the issuance of convertible debentures during the year ended March 31, 2008, as compared to US$4,133,866 for the year ended March 31, 2007.

YEAR ENDED MARCH  31, 2008 COMPARED WITH YEAR ENDED MARCH 31, 2007 - continued

	US $						CDN $
	Balance	2008	2008	2008	2008	Balance	Balance
	March 31,	Issued	Equity	Interest /		March 31,	March 31,
Date of Issue	2007	Principal	Portion	Penalty	Conversions	2008	2008

July/August 2005 (Note 10(a))	$316,957	$0	$0	$22,389	$(79,521)	$259,825	$265,583
April 2006 (Note 10(b))	495,607	0	0	38,835	0	534,442	546,841
April 2006 (Note 10(c))	79,115	0	0	6,427	0	85,542	87,527
December 2006 (Note 10(e))	670,486	0	0	989,296	0	1,659,782	1,698,289
January 2007 (Note 10(f))	813,084	0	0	967,767	(211,668)	1,569,183	1,605,558
August 2007 (Note 10(g))	0	650,000	(230,007)	258,574	0	678,567	694,310
September 2007 (Note 10(h))	0	391,000	(213,249)	119,682	0	297,433	304,633
	$2,375,249	$1,041,000	$(443,256)	$2,402,970	$(291,189)	$5,084,774	$5,202,741

	US $						CDN $
	Balance	2007	2007	2007	2007	Balance	Balance
	March 31,	Issued	Equity	Interest /		March 31,	March 31,
Date of Issue	2006	Principal	Portion	Penalty	Conversions	2007	2007

July/August 2005 (Note 10(a))	$1,429,104	$0	$0	$119,875	$(1,232,022)	$316,957	$365,959
April 2006 (Note 10(b))	0	551,666	(388,313)	567,366	(235,112)	495,607	572,228
April 2006 (Note 10(c))	0	82,200	(48,776)	70,054	(24,363)	79,115	91,346
December 2006 (Note 10(e))	0	1,500,000	(1,067,962)	238,448	0	670,486	774,143
January 2007 (Note 10(f))	0	2,000,000	(1,331,232)	144,316	0	813,084	938,786
	$1,429,104	$4,133,866	$(2,836,283)	$1,140,059	$(1,491,497)	$2,375,249	$2,742,462

To provide working capital for product development, during July and August 2005, the Company issued one-year, unsecured US$1,277,200 8% per annum convertible notes and three-year Class A and B warrants to acquire: (i) up to 913,332 common shares of the Company at a price per share of US$0.50; and (ii) up to an additional 913,332 common shares of the Company at a price per share of US$1.00. The holders of the convertible notes may elect to convert the notes into common shares of the Company at the lesser of: (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion; and (ii) US$0.55. Accrued and unpaid interest may be converted into common shares of the Company at US$0.50 per share.  The Company may, subject to notice provisions and the common shares trading above US$1.50 per share for more than twenty consecutive trading days, elect to payout the notes and interest due by paying 130% of the amount due under the notes plus interest.  The common stock purchase warrants carry a “net cashless” exercise feature (“Cashless Conversion Feature”) allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable. As a result of the issuance of the warrants in conjunction with the convertible notes, the Company recorded a non-cash financing expense of $1,328,337. These convertible notes are unsecured, and due on demand.

In conjunction with this financing, the Company paid consultants an amount equal to 10% of the gross proceeds, which was included in investor relations during the year ended March 31, 2006 and issued 425,735 common shares at a deemed value of $285,242. There are 255,440 finders’ A warrants outstanding whereby the holders have the right to purchase 255,440 common shares at US$0.50 per share until August 5, 2008 and 425,733 finders’ B warrants whereby the holders shall have the right to purchase 425,733 common shares at US$0.75 per share until August 5, 2008.  A total of US$82,200 in registration penalties incurred in the year ended March 31, 2007 were converted to a new convertible debenture in the same amount on April 6, 2007.

During the year ended March 31, 2008, convertible notes of US$75,000 and interest totaling US$4,521 were converted to 262,057 common shares, and interest of US$22,389 (2007 – US$119,875) was accrued on the principal balance of these convertible notes.

On April 6, 2006, the Company consummated a private offering transaction with and among a syndicated group of investors, pursuant to which the Company issued, in the aggregate, US$551,666 in 8% per annum convertible notes and three-year Class A and B warrants to acquire: (i) up to 735,544 shares of the Company’s common stock at a price per share of US$0.50; and (ii) up to an additional 735,544 shares of the Company’s common stock at a price per share of US$1.00. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of the Company’s common stock at the lesser of: (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion; or (ii) US$0.55. The convertible notes carry a redemption feature, which allows the Company to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that the common shares have a closing price of US$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a Cashless Conversion Feature. These convertible notes are unsecured, and due on demand.

In conjunction with these private offering transactions, the Company paid consultants: (i) US$55,166 cash, representing 10% of the gross proceeds realized; (ii) 183,886 shares of common stock; (iii) three-year warrants to purchase up to 110,320 shares of common stock at a price per share of US$0.50; and (iv) three-year warrants to purchase up to 183,867 shares of common stock at a price per share of US$0.75.

YEAR ENDED MARCH  31, 2008 COMPARED WITH YEAR ENDED MARCH 31, 2007 - continued

During the year ended March 31, 2008, the Company accrued US$38,835 (2007 – US$567,366) in interest on the principal balance of these convertible notes.

On April 6, 2006, and in conjunction with certain private placements, the Company reached a verbal agreement with the group of institutional and other investors, wherein the Company agreed to convert US$82,200 in accrued penalties associated with the July 25, 2005 through August 5, 2005 convertible notes into US$82,200 convertible penalty notes (note 10(a)) carrying terms similar to the July 25, 2005 through August 5, 2005 convertible notes and an aggregate of 109,600 warrants.  These warrants carry a Cashless Conversion Feature and Eeach of these warrants entitles the holder to purchase additional common shares for three years at a price of US$0.75 per share. These convertible notes are unsecured, and due on demand.

During the year ended March 31, 2008, the Company accrued US$6,427 (2007 – US$70,054) in interest on the principal balance of these convertible notes.

Certain of the July and August 2005 and the April 6, 2006 convertible notes contained registration rights whereby the Company agreed to pay a penalty of 2% for every thirty days after a required filing and registration effective date plus a reduction in the warrant price of certain of the warrants issued of US$0.10.  As a result of the Company not filing its registration statement until April 27, 2006, the Company incurred penalties, which have been included in interest expense. An aggregate of 3,407,372 previously issued share purchase warrants relating to certain of the July and August 2005 and the April 6, 2006 convertible notes have reduced exercise prices from US$0.50, US$0.75, and US$1.00 to US$0.40, US$0.65, and US$0.90, respectively. In 2007, the Company recognized $80,102 in interest expense with the corresponding amount to contributed surplus as a result of re-valuation of the warrants upon the change in the pricing. The registration statement has subsequently been declared effective.

On December 1, 2006, the Company accepted subscriptions of US$1,500,000 towards a private placement of 8% per annum, unsecured, convertible notes and three-year warrants to acquire: (i) up to an aggregate of 2,000,000 shares of the Company’s common stock at a price per share of US$0.50; and (ii) up to an additional 2,000,000 shares of the Company’s common stock at a price per share of US$1.00. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of the Company’s common stock at the lesser of: (i) 70% of the average of the five lowest closing bid prices for the Company’s common stock for the ten trading days prior to conversion; or (ii) US$0.55. The convertible notes carry a redemption feature, which allows the Company to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that the common shares have a closing price of US$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. These convertible notes are unsecured and due on demand. The common stock purchase warrants may be exercised on a cashless basis.

During the year ended March 31, 2008, the Company accrued US$989,296 (2007 - US$238,448) in interest on the principal balance of these convertible notes.

The right of the note holders to convert into the Company’s common stock is subject to the contractual agreement between the parties that any conversion by the note holders may not lead at the date of such conversion to an aggregate equity interest in the common stock of the Company greater than 9.99% inclusive of any derivative securities including options, warrants, convertible debt, any other convertible debt securities, or any other financial instruments convertible into common equity.

On January 29, 2007, the Company completed a private placement comprised of $2,000,000 convertible notes. The convertible notes will mature on December 11, 2008, carry interest at 6% per annum and are unsecured. The notes are convertible into “Units” at the note holders’ discretion at a conversion price of US$0.50 per Unit. Each “Unit” consists of one common share and one purchase warrant to purchase an additional common share at US$0.70 per share until December 11, 2008. The notes and any accrued interest are callable by the Company at any time after December 11, 2007 by providing thirty days’ written notice to the note holders. Interest on the notes will be compounded annually and be cumulative until the earlier of either the date the Company achieves pre-tax earnings or the end of the term. At the discretion of the note holders, interest on the notes is payable in either cash or units at US$0.50 per unit. In connection with this financing, the Company has paid consultants US$108,000 in cash and issued 135,000 warrants exercisable at US$0.50 per unit, with each unit consisting of one common share and one share purchase warrant to purchase a further common share at US$0.70 per share until December 11, 2008. The Company is obligated to file a resale registration statement on the underlying securities within four months of closing, which it has failed to do.

As a result of the failure to file the registration statement, the Company recorded penalties of US$120,000 as of March 31, 2007 and a further US$289,973 during the year ended March 31, 2008.  In addition, during the year ended March 31, 2008, convertible notes of US$200,000 and interest and registration penalty totaling US$11,668 were converted to 485,707 common shares, and the Company accrued US$677,794 in interest on the principal  balance of these convertible notes (2007 - US$24,316).

On August 10, 2007, the Company issued an unsecured convertible term promissory note in the amount of US$650,000 to a third party. The convertible note is due on demand and bears interest at 6% with both interest and principal convertible at the option of the lender into units at US$0.60 per unit, with each unit consisting of one common share and one-half share purchase warrant with each whole share purchase warrant exercisable at US$0.75 to purchase an additional common share.  After November 25, 2008, this convertible note accrues interest at the rate of 15% per annum. During the year ended March 31, 2008, the Company accrued US$230,007 (2007 – US$0) in interest on the principal balance of these convertible notes.

YEAR ENDED MARCH  31, 2008 COMPARED WITH YEAR ENDED MARCH 31, 2007 - continued

The Company is required to register for trading the securities underlying the conversion features of this convertible note on a best efforts basis, but has failed to do so within terms agreed.  A one-time financial penalty of US$28,567 for failure to register the securities underlying this convertible note within 180 days from the date of issuance has been incurred in the year ended March 31, 2008.

The right of the note holder to convert into the Company’s common stock is subject to the contractual agreement between parties that any conversion by the note holder may not lead, at the date of such conversion, to an aggregate equity interest in the common stock of the Company greater than 9.99% inclusive of any derivative securities including options, warrants, convertible debt, any other convertible debt securities, or any other financial instruments convertible into common equity.

On September 27, 2007, the Company issued unsecured one-year term convertible notes bearing interest at 6% per annum in the amount of US$391,000 to third parties.  Both interest and principal may be converted at the option of the lender at any time at US$0.60 per unit, with each unit consisting of one common share and one-half share purchase warrant, with each whole share purchase warrant exercisable at US$0.75 to purchase an additional common share for a two-year term from the date of conversion. During the year ended March 31, 2008, the Company accrued US$96,222 (2007 - US$0) in interest on the principal balance of these convertible notes.

The Company is required to register for trading the securities underlying the conversion features of this convertible note on a best efforts basis, but has failed to do so within terms agreed.  A one-time financial penalty of US$23,460 for failure to register the securities underlying this convertible note within 90 days from the date of issuance has been incurred during the year ended March 31, 2008.

For the year ended March 31, 2008, the Company received $5,081,103 from the issuance of common shares relating to private offering transactions with institutional and other investors.  We raised a further $367,671 from the exercise of outstanding warrants and options.

We further raised $154,196 from interest bearing promissory notes during the year ended March 31, 2008 for an aggregate outstanding of $270,167 as at March 31, 2008 (2007 - $115,460).  Our advances and amounts due from related parties increased by $560,341 to $1,490,516 as at March 31, 2008 (2007 - $930,175).

As a result of the Nova Skin Care System our inventories were $617,195 as at March 31, 2008 (2007 - $1,236,808).

As at March 31, 2008, accounts receivable of $462,156 consists of $374,502 (2007 $30,282) net of allowance for doubtful accounts of $90,263 (2007 $3,798) due from the Company’s product fulfillment agent, GSI Commerce, Inc. (formerly Accretive Commerce Inc.) from test sales relating to the Company’s Nova Skin Care System, ($7,806) (2007 $426,987) due from the Company to Global Green Solutions Inc., the Company’s joint venture partner in the development of the Company’s High Density Vertical Bio-Reactor technology, $51,472 in value added tax owed to the Company’s subsidiary, Valcent Products EU Limited, and goods and services tax receivable by the Company of $43,988.

Prepaid expenses as at March 31, 2008 consists of $2,015,837 (2007 - $285,690), which is the deferred portion of these agreements with the balance consisting of $103,709 (2007 - $71,071) in prepaid insurance and rental deposits.

Restricted cash as at March 31, 2008 consists of certificates of deposit and interest earned of $108,471 (2007 - $117,327) that are pledged to secure long term debt relating to our purchased lands in El Paso.

We purchased $834,084 (2007 - $310,448) in fixed assets during the year ended March 31, 2008.  During the year ended March 31, 2007, we incurred long term debt in connection with a land purchase.  As at March 31, 2008, we owed an aggregate of $174,862 relating to this debt (2007 - $209,114).

As at March 31, 2008, we had $163,437 in cash (2007 - $314,972) and we currently have approximately $755,000 in cash as at August 6, 2008.

Due to uncertainty in determining future cash flows related to products under license, the Company, during the year ended March 31, 2008, wrote down the value of the product license by $1,306,074 to $1.

SUBSEQUENT EVENTS TO MARCH 31, 2008

Unless otherwise noted in Management’s Discussion and Analysis, the following events occurred after March 31, 2008:

Subsequent events not disclosed elsewhere in these financial statements are as follows:

The Company entered into the following agreements on April 1, 2008 and May 1, 2008 respectively:

(i)	A financial services agreement with an arm’s length private company for a term of seven months. Pursuant to the agreement, the Company issued 120,000 common shares valued at US$84,000; and

(ii)	A financial and business consulting agreement with an individual consultant for a term of twelve months. Pursuant to the agreement, the Company issued 300,000 common shares valued at US$201,000.

SUBSEQUENT EVENTS TO MARCH 31, 2008 - continued

The Company completed a series of US$0.60 per unit private placements.  Each unit consisted of one common share and one-half common share purchase warrant with each whole warrant exercisable at US$0.75 per share for two years. The private placements took place on May 7, June 6, and July 23, 2008, respectively, with details as follows:

(i)	issued 2,996,666 units for gross proceeds of US$1,798,000. The Company paid US$122,577 in cash consultant’s fees with respect to this issuance;

(ii)	issued 195,000 units for gross proceeds of US$117,000. The Company paid no consultant’s fees respecting the issuance; and

(iii)	issued 61,000 units for gross proceeds of US$36,600. The Company paid US$2,562 in cash consultant’s fees with respect to this issuance.

The Company issued the following common shares in relation to the conversion of certain notes:

(i)	On June 2, 2008, the Company issued 245,049 common shares relating to the conversion ofUS$100,000 in convertible debt and US$9,403 in accumulated interest; and

(ii)	On July 3, 2008, the Company issued 267,221 common shares relating to the conversion of US$92,281 in convertible debt and US$9,243 in accumulated interest.

On July 21, 2008, the Company closed a financing of zero coupon, 12% interest, senior secured convertible promissory notes in the amount of US$2,428,160 with an aggregate purchase price of US$2,168,000 with four investors, one of which was the Company’s Chief Financial Officer as to US$168,000. The debt is convertible into shares of common stock at the lesser of US$0.51 per share (unless the conversion price has been adjusted pursuant to further contract covenants) and 70% of the average of the five lowest closing bid prices for the ten preceding trading days. The Company issued each purchaser in the private placement two warrants, one warrant being redeemable by the Company and the other being non-redeemable. The non-redeemable warrants are exercisable at US$0.55 and permit the holder to purchase shares of common stock equal to 100% of the number of shares issuable upon the conversion of the notes calculated on July 21, 2008. The redeemable warrants are exercisable at US$0.75 and permit the holder to purchase common stock equal to 50% of the number of shares issuable upon the conversion of the notes issued calculated on the closing date. The Company issued a total of redeemable warrants to purchase an aggregate of 4,761,098 shares of common stock and a total of redeemable warrants to purchase an aggregate of 2,380,550 shares of common stock. Further, the Company issued 439,216 non-redeemable warrants and 219,608 redeemable warrants and $160,000 in cash fees to close the transaction. Each non-redeemable warrant is exercisable at US$0.55, and each redeemable warrant is exercisable at US$0.75; warrants carry a term of five years from the date of closing of the financing. The redeemable warrant may be redeemed by the Company only if certain conditions have been satisfied including the Company’s common stock having closed at $1.50 per share for a period of 20 consecutive trading days and the warrant holder being able to resell the shares acquired upon exercise through a resale registration statement or under Rule 144 of the Securities Act.

On July 7, 2008, the Company extended to December 31, 2008, the expiry dates of 2,872,224 warrants exercisable between US$0.75 and US$1.00 expiring May 15, 2008 through August 18, 2008.

On August 1, 2008, the Company accepted the resignation of Robert Wingo from the Board of Directors citing personal reasons.

YEAR ENDED MARCH 31, 2007 COMPARED WITH YEAR ENDED MARCH 31, 2006

Operating Results

For the year ended March 31, 2007, we focused (i) the development of a commercial bio-diesel feed stock technology via a joint venture with Global Green, (ii) the development of product inventories and direct sales initiatives relating to our Nova Skin Care System, and (iii) the development and anticipated marketing of the Tomorrow GardenTM consumer retail product in our UK based subsidiary and, (iv) on a series of related private offering transactions with institutional and other investors, pursuant to which we raised $4,817,114 through the issuance of convertible debentures and $1,028,266 from the issuance of common shares.

For the year ended March 31, 2006, we focused on completing (i) a series of related definitive agreements with Pagic, under which we acquired the exclusive worldwide marketing and distribution rights to three unrelated and proprietary potential consumer retail products, (ii) on the development and anticipated marketing of the potential consumer retail products acquired in the Pagic Agreements, and (ii) on a series of related private offering transactions with and among a syndicated group of institutional and other investors, pursuant to which we raised US$1,277,200 in a convertible debt transaction.

We incurred losses of $7,860,447 for the year ended March 31, 2007, as compared to $3,734,599 for the year ended March 31, 2006.

YEAR ENDED MARCH 31, 2007 COMPARED WITH YEAR ENDED MARCH 31, 2006 - continued

Revenues

For the year ended March 31, 2007, minor revenue in connection with Nova Skin Care Systems product sales testing was netted against product development costs.   For the year ended March 31, 2006, we had no revenues.

Operating Expenses

Product development expenses increased by $872,989 to $1,562,421 for the year ended March 31, 2007 as compared with the year ended March 31, 2006.  The increase is due to salaries paid to employees and consultants and other costs incurred in connection with engineering issues related to our potential consumer retail products acquired in the Pagic Agreements. Product development expenses were $685,432 (2005 - $0) during the year ended March 2006.  We had no substantive operations during the year ended 2005.

Advertising and media development was $1,092,917 during the year ended March 31, 2007 (2006 $0) in connection with the development of marketing systems that include infomercial media in connection with the sales launch of our Nova Skin Care System.

As a result of the issuance of options to an increasing base of directors, officers, employees and consultants the Company incurred stock option compensation expenses of $1,127,141 during the year ended March 31, 2007 (2006 - $533,664).

Professional fees increased by $536,625 to $712,458 for the year ended March 31, 2007 from $175,833 for the year ended March 31, 2006. The increase is primarily attributable to costs associated with the increasing scale and scope of business activity relating to Canadian regulatory and SEC reporting obligations, accounting, auditing, and executive search services.

Travel expenses increased by $86,898 to $156,498 (2006 - $69,600) for the year ended March 31, 2007 as a result of increased activity in the Company’s operations, product development, as well as contract manufacturing located in Mexico, increase marketing media development.

Rent expenses increased $8,922 to $65,693 for the year ended March 31, 2007 from $56,771 for the year ended March 31, 2006. The increase is due to costs incurred relates to increasing product development expenditure affecting our warehouse and distribution center space in El Paso, Texas.

Office and miscellaneous expenses increased $243,571 to $281,696 for the year ended March 31, 2007 from $38,125 for the year ended March 31, 2006. The increase is due to costs incurred in relation to the increasing administrative operations relating to our El Paso, Texas office.

Filing and transfer agent expenses increased $12,633 to $38,883 for the year ended March 31, 2007, from $26,250 for the year ended March 31, 2006. The increase is primarily attributable to costs associated with increasing business and project development activity.

Investor relations fees increased $268,797 to $287,834 (2006 - $19,037) for the year ended March 31, 2007 as a result of the Company employing an increasing number of consultants in advisory investor relations activities.

Interest on long term debt increased to $8,500 (2006 - $0) due to the issuance of long term debt in connection with lands acquired for research relating to the Company’s development of its algae based bio-diesel feedstock initiative and Tomorrow GardenTM consumer product development.

Insurance expense increased to $78,784 for the year ended March 31, 2007, from $0 for the year ended March 31, 2006. The increase is primarily attributable to costs associated with product liability insurance required for our Nova Skin Care System retail sales initiative and for increasing overall business operations stemming from project development.

As a result of increasing operating capacity at our El Paso, Texas operation, the Company purchased $310,448 (2006 - $72,710) in fixed assets during the year ended March 31, 2007 and incurred a depreciation and amortization charge of $25,288 (2006 - $9,382).

Due to fluctuations in the United States dollar in relation to the Canadian dollar, the Company incurred a foreign exchange gain of $6,993 (2006 - $23,955 loss) during the year ended March 31, 2007.

YEAR ENDED MARCH 31, 2007 COMPARED WITH YEAR ENDED MARCH 31, 2006 - continued

Net Loss

Our reported loss increased by $4,125,848 to $7,860,447 ($0.41basic loss per share) for the year ended March 31, 2007 as compared to $3,734,599 ($0.35 basic loss per share) for the same period ending March 31, 2006. The increase is largely a result of the increase in expenses associated with product development and marketing initiatives, Company consulting arrangements relating to increasing scale and scope of business operations, as well as expenses associated with increasing financing activities, meeting our reporting obligations, corporate governance and other compliance matters, and related professional service fees.

Liquidity and Capital Resources

Because we are organized in Canada, our March 31, 2007 financial statements have been prepared by our management in accordance with Canadian GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

Our accumulated losses during the development stage increased by $8,089,965 to $11,327,335 for the year ended March 31, 2007 from $3,237,370 for the year ended March 31, 2006. This loss is largely due to the increase in expenses associated with product development and marketing initiatives, and Company consulting arrangements relating to increasing scale and scope of business operations, as well as expenses associated with increasing financing activities. Our working capital deficit decreased $209,899 to $1,600,602 for the year ended March 31, 2007 from $1,810,501 for the year ended March 31, 2006. As described in Note 1 to our March 31, 2007 financial statements, these conditions raise substantial doubt as to our ability to continue as a going concern.

We raised $4,817,114 in net cash proceeds from the issuance of convertible debentures during the year ended March 31, 2007, as compared to $1,564,818 for the year ended March 31, 2006.

INTERNAL CONTROLS

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as of March 31, 2008 and have concluded that the Company's disclosure controls and procedures were not effective.

Due to the size of the Company, there is a lack of segregation of duties which is an internal control weakness.  Management mitigates this risk through direct involvement of senior management in day to day operations.

The Company relies on the part time involvement of its Chief Financial Officer and consultants for period end financial disclosure and the reporting process.  This risk is mitigated by the active involvement of the audit committee and the board of directors in reviewing the financial statements.  However, the lack of full time personnel who have technical experience and knowledge is an internal control weakness and may result in the failure to timely report financial results.

It is unlikely that the above noted internal control weakness can be properly addressed until the Company grows to a significant size to warrant the expense, such as the hiring of additional personnel, associated with implementing additional segregation of duties. We are committed to improving our financial organization and internal controls.  As part of this commitment, we intend to hire an additional person on a full time basis, when sufficient funds are available to us, with technical experience and knowledge in accounting to better segregate duties consistent with control objectives and will increase our personnel resources and technical accounting expertise within the accounting function.

During the period ended March 31, 2008 there were no changes in the Company’s internal control over financial reporting that occurred that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

RISKS

The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description some of the material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company.

We Have A History Of Operating Losses And We May Have Operating Losses And A Negative Cash Flow In the Future

We Need Additional Financing To Meet Our Current And Future Capital Needs And We May Not Be Able To Secure That Financing

We Have Only Limited Experience As A Public Reporting Company Which May Place Significant Demands On Our Operations

The Company’s Inability To Attract And Retain New Personnel Could Inhibit Our Ability To Grow Or Maintain Our Operations

There Is Only A Limited Market For Our Common Shares

The Price Of Our Common Shares May Be Volatile Which Could Result In Substantial Losses For Individual Shareholders

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material adverse affect on our financial condition or results of operations.

CONTRACTUAL OBLIGATIONS

As of March 31, 2007, we had the following known contractual obligations not otherwise noted in this report or financial statements dated March 31, 2008:

On June 28, 2005, Valcent Manufacturing, Ltd. leased office and development space in El Paso, Texas, under a three-year lease at a cost of US$3,170 per month.  There were 5 months remaining on the lease as at March 31, 2008 (2007 – 14 months).

On November 16, 2007, our wholly owned subsidiary, Valcent EU Limited leased office and development space in Launceston, Cornwall, UK, under a ten-year lease beginning November 15, 2007 and ending on November 15, 2017 at a quarterly cost of GB£12,550 (CDN$26,017).  There were 9 years and 7.5 months remaining on the lease as at March 31, 2008.

On December 12, 2006, the Company entered into a Public Relations Agreement with a third party to provide public relations services to the Company. The agreement required the Company to issue 25,000 restricted common shares in advance of each quarter during the course of the agreement’s one year term for a total of 100,000 restricted common shares at a price of US$0.45 per common share, the payment of approved expenses, and monthly fees ranging from US$4,250 to US$5,250 per month.  During the year ended March 31, 2007, 25,000 shares were issued pursuant to this agreement and an additional 75,000 were issued subsequently during the year ended March 31, 2008.  The contract has been extended after its expiry on a month to month basis and a further 25,000 shares were issued at a value of US$0.45 per common share.

On April 1, 2007, the Company entered into an agreement with a third party to provide investor relations and financial services for an eight month term from April 1, 2007 through December 31, 2007.  The agreement provides for the following:

a) payment of US$15,000;

b) US$3,000 in compensation per month payable quarterly during the effective term;

c) a further US$2,000 payable monthly in common shares (27,508 common shares were issued in the year ended March 31, 2008 for aggregate value of US$18,000);

d) share options to purchase 500,000 shares were issued at US$.60 exercise price that vest quarterly over a two year period; and

e) the issuance of 12,500 common shares at a price of US$0.80 per share which were issued on April 24, 2008.

At March 31, 2008, the Company’s long-term debt outstanding was as follows:

	2008	2007

Prime plus 0.25% (2008 – 8.00%) bank loan repayable in monthly instalments of US$2,336 including interest, due September 28, 2011, secured by a first charge on land and $108,471
of cash	174,862	209,114
Less: Current portion	16,250	13,451

	$158,612	$195,663

The portion of long-term debt repayable in each of the next four years is approximately as follows:

To March 31,

2009	16,250
2010	17,258
2011	18,806
2012	106,298

RELATED PARTY TRANSACTIONS DURING THE YEAR ENDED MARCH 31, 2008

Due to related parties includes the following amounts in respect to certain of the following transactions as at March 31 not otherwise noted:

		2008	2007
(a)	Pagic royalties, etc. Pagic is a company related by a common director, Glen Kertz, our President and director	$189,156	$0
(b)	CFO charges and advances. George Orr is our CFO and director.	158,370	43,500
(b)	Consulting services and unsecured loan advances	73,896	57,364
(c)	Consulting services and unsecured loan advances due to West Peak and its principal shareholder, Tim Brock, a beneficial owner of more that 5% of the Company’s common shares	1,000,165	784,362
(d)	Advertising due to Sanders Wingo, with our ex-director, Robert Wingo in common	52,145	17,319
(e) and (f) Operational management consulting due to our directors, Naveen Aggarwal and Gerry Jardine		16,784	27,630
		$1,490,516	$930,175

Related party transactions are in the ordinary course of business and are measured at the exchange amount.  Amounts due to related parties are non-interest bearing and have no specific terms of repayment. Related party transactions not disclosed elsewhere in these financial statements are as follows:

		2008	2007
(a)	Charges from Pagic, a company related by a common director, Glen Kertz, our President and director, for product development expenses including royalties	$565,135	$269,455
(b)	Charges from our CFO and director, George Orr for professional fees	$35,370	$33,000
	Short-term advance from CFO and director, George Orr, at 10% interest per annum	$150,000	$0
	Charges from private companies with this director (George Orr) in common for:
	(i) Office rent paid to Sweetwater Capital Corp.	$30,000	$7,500
	(ii) Consulting fee paid to Sweetwater Capital Corp.	$150,000	$46,745
	(iii) Unsecured loan advances from Savi Product Marketing Group Inc.	$57,364	$57,364
(c)	West Peak and its principal shareholder, Tim Brock, a beneficial owner of more that 5% of the Company’s shares:
	(i) Unsecured loan advances, at 8% interest per annum	$977,665	$784,837
	(ii) Consulting services paid to West Peak	$52,500	$0
(d)	Advertising services of a private company, Sanders Wingo, with our ex-director, Robert Wingo in common	$244,861	$337,749
(e)	Operational management consulting services of our director, Naveen Aggawal	$76,740	$0
(f)	Operational management consulting and investor relations services of our director, Gerry Jardine and a related company providing investor relations services	$75,085	$0
(g)	Bonus of 100,000 restricted common shares to a retiring director, Carlton Parfitt	$52,889	$0